Tempra Technology, Inc. (the "Company") a Florida Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Fiscal Years ended March 31, 2026 & 2025

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Management
Tempra Technology, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of March 31, 2026 & 2025 and the related consolidated statements of operations, statement of changes in shareholder equity, and statement of cash flows for the fiscal years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 27, 2026

Vincenzo Mongio

Statement of Financial Position

		As of March 31, 2026	2025
ASSETS			
Current Assets			
Cash and Cash Equivalents	$	6,664	171,322
Accounts Receivable		1,941	1,941
Total Current Assets		8,605	173,263
Non-current Assets			
Property & Equipment, net of Accumulated Depreciation		175,148	225,668
Loan Receivable		42,013	990
Total Non-Current Assets		217,161	226,658
TOTAL ASSETS	$	225,766	399,921
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Secured Accrued Interest from Related Parties (Investors)		2,372,393	1,969,071
Secured Convertible Notes - Related Parties (Investors)		1,646,035	1,663,856
Unsecured Accrued Interest from Convertible Notes Related Parties (Investors)		3,895,350	3,265,880
Unsecured Convertible Notes - Related Parties (Investors)		11,294,857	10,837,036
Accrued Expenses		15,767	-
Total Current Liabilities		19,224,401	17,735,843
Long-term Liabilities			
Accrued Interest - Deferred Compensation		2,000,005	1,469,256
Deferred Compensation		2,284,148	2,284,148
Total Long-Term Liabilities		4,284,153	3,753,404
TOTAL LIABILITIES	$	23,508,554	21,489,247
Commitments and Contingencies (See Note 4)			
EQUITY			
Common Stock	$	26,052	26,052
Additional Paid in Capital		37,922,803	37,690,665
Accumulated Deficit		(61,231,643)	(58,806,043)
Total Equity	$	(23,282,788)	(21,089,326)
TOTAL LIABILITIES AND EQUITY	$	225,766	399,921

Statement of Operations

		Year Ended March 31,	
		2026	2025
Revenue	$	-	5,144
Cost of Revenue		-	64,587
Gross Profit	$	-	(59,443)
Operating Expenses			
Advertising and Marketing	$	569	9,458
General and Administrative		404,953	600,863
Research and Development		350,885	290,023
Rent and Lease		55,483	53,578
Depreciation		50,520	50,520
Total Operating Expenses	$	862,410	1,004,442
Operating Income (loss)	$	(862,410)	(1,063,886)
Other Income			
Other	$	278	-
Total Other Income	$	278	-
Other Expense			
Interest Expense	$	1,563,468	1,089,143
Total Other Expense	$	1,563,468	1,089,143
Earnings Before Income Taxes	$	(2,425,601)	(2,153,029)
Provision for Income Tax Expense/(Benefit)		-	-
Net Income (loss)	$	(2,425,601)	(2,153,029)

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount		$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 3/31/2024	25,051,801	$	25,052	36,558,717	(56,653,014)	(20,069,245)
Issuance of Common Stock	999,981		1,000	1,131,948	-	1,132,948
Net Income (Loss)	-		-	-	(2,153,029)	(2,153,029)
Ending Balance 3/31/2025	26,051,782	$	26,052	37,690,665	(58,806,043)	(21,089,326
Issuance of Common Stock	210			232,139	-	232,139
Net Income (Loss)	-		-	-	(2,425,601)	(2,425,601)
Ending Balance 3/31/2026	26,051,992	$	26,052	37,922,803	(61,231,643)	(23,282,788

Statement of Cash Flows

		Year Ended March 31,	
		2026	2025
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,425,601)	(2,153,029)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		50,520	50,520
PPP Loan Forgiveness			-
Secured Accrued Interest from Related Parties (Investors)		403,322	524,438
Unsecured Accrued Interest from Convertible Notes Related Parties (Investors)		629,470	601,319
Accrued Interest - Deferred Compensation		530,749	(73,279)
Other		15,765	(2,070)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,629,825	1,100,928
Net Cash provided by (used in) Operating Activities	$	(795,776)	(1,052,100)
INVESTING ACTIVITIES			
Equipment	$	-	-
Loan Receivable		(41,023)	(390)
Net Cash provided by (used by) Investing Activities	$	(41,023)	(390)
FINANCING ACTIVITIES			
Proceeds from Common Stock	$	-	1,000
Proceeds from APIC, net of Deferred Compensation Conversion		232,139	1,424,313
Repayments of Notes Payable		-	(2,210)
Repayments of Notes Payable - Related Party (Founder)		-	(37,453)
Proceeds from Secured Convertible Notes - Related Parties (Investors)		(17,821)	(169,235)
Proceeds from Unsecured Convertible Notes - Related Parties (Investors)		457,821	7,226
Net Cash provided by (used in) Financing Activities	$	672,140	1,223,641
Cash at the beginning of period	$	171,322	171
Net Cash increase (decrease) for period		(164,658)	171,150
Cash at end of period	$	6,664	171,322

Tempra Technology, Inc.
Notes to the Unaudited Consolidated Financial Statements
March 31st, 2026
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Tempra Technology, Inc. ("the Company") was formed in Florida on November 15th, 1991. The Company has a vast Intellectual Property portfolio and with a revenue model using a Licensing and Royalty fee platform. The Company's headquarters is in Bradenton, Florida. The Company's customers will be worldwide.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital with a target raise of $1.2 million.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The consolidated fiscal year ends on March 31st.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Tempra Technology Jordan a Jordanian entity. All significant intercompany transactions are eliminated. Tempra Technology Jordan had no material operations or transactions during the year ended March 31, 2026.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's business model is to license the technology by product category and geographic territory, in return for upfront licensee fees and royalties per unit sold. The Company may from time to time enter into contracts to develop and sell prototypes units whereby its performance obligation is the delivery of said products. Revenue is recognized at the time of shipment. The Company carries general and product liability insurance policies.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for March 31, 2026.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost in USD	Accumulated Depreciation in USD	Disposals	Book Value as of 3/31/26 in USD
Property & Equipment	5-15	377,229	(202,081)	-	175,148
Grand Total	**-**	**377,229**	**(202,081)**	**-**	**175,148**

Patents

The Company owns and has applied for various domestic and international patents related to its proprietary technology. The patents are intended to protect the Company's intellectual property and support its future commercial operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company incurred rent and lease costs of $55,483 and $53,578 in fiscal years 2026 and 2025, respectively, from their month-to-month office and warehouse leases.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by

independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, March 31, 2024	14,075,421	$0.001
Granted	3,320,000	$0.001
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, March 31, 2025	17,395,421	$0.001
Granted	320,000	$2.000
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, March 31, 2026	17,715,421	$0.037
Options exercisable, March 31, 2026	17,395,421	$0.037

	Nonvested Options	**Aggregate Intrinsic Value**
Nonvested options, March 31, 2024	-	$ -
Granted	3,320,000	$ -
Vested	(3,320,000)	$ -
Forfeited	-	$ -
Nonvested options, March 31, 2025	-	$ -
Granted	320,000	$ -
Vested	(320,000)	$ -
Forfeited	-	$ -
Nonvested options, March 31, 2026	-	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for fiscal year 2026 & 2025 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at March 31, 2026

Exercise Price	**Number Outstanding**	**Expiration Date**
1	18,590,490	2027-2031
1.75	3,479,393	2030-2031
2.25	290,000	2031-2032
2.5	48,000	2032-2033
	22,407,883	

A summary of the warrant activity for the years ended March 31, 2026, & 2025 is as follows:

	Shares	**Weighted-Average Exercise Price**

Outstanding at March 31, 2024	22,019,883	1
Grants	260,000	2
Exercised	-	-
Canceled	-	-
Outstanding at March 31, 2025	22,279,883	1
Grants	128,000	2.34
Exercised	-	-
Canceled	-	-
Outstanding at March 31, 2026	22,407,883	1
Vested and expected to vest at March 31, 2026	22,407,883	1
Exercisable at March 31, 2026	22,407,883	1

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2022.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO does not take his contractual salary. This amount is accrued monthly with interest at the rate of 8% on the unpaid amount. This amount will be repaid whenever there is sufficient cash at the discretion of the Board. The balance was $2,284,148 as of March 31st, 2026. There was accrued interest of $2,000,005 related to the deferred compensation.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations with related parties. The interest on the notes range from 8% - 12%. The amounts are to be repaid upon a significant capital raise or out of net customer revenues. If the note is not paid off at maturity, the latest note maturing in 2024, interest continues to accrue. The Company has certain convertible notes which are secured by the Company's patents. As of March 31st, 2026, the amount of these secured notes was $1,646,035. The notes are convertible into shares of the Company's common stock at $1.00 per share. The Company had accrued interest of $2,372,393 related to these secured notes as of March 31st, 2026. The Company had a unsecured convertible notes balance of $11,294,857 with accrued interest of $3,895,350 as of March 31st, 2026.

Certain Notes have provisions that entitle the Note Holder to a preferred return of two times the principal amount of their Note ($100,000 x 2 = $200,000 + the original principal loan amount of $100,000, for a total return of $300,000 + any accrued interest). Other Notes have provisions that entitle the Note Holder to a preferred return of one times the principal amount ($30,000 x 1 = $30,000) of the note, plus the principal amount of their note plus accrued interest. Notes are payable out of the first customer revenues received by the Company or a major financing of $10 million or greater. Payments under this Note shall be applied first to accrued and unpaid interest under the Note and then to principal. Interest accrues on the original principal only. In the event that the Company pays off this Note within 6 months of signing, the Company shall have the right to an early prepayment total return of 25% on the original principal amount (the original principal amount of $100,000 + 25% = $125,000). At any time prior to the repayment, the Note Holder shall have the right to convert all or any portion of such principal and interest into shares of the Company's common stock at a conversion rate of $1.00 per share.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a Heads of Agreement for a License in November of 2022 with a company based in Jordan for the distribution rights in the Middle East. In January of 2024, the Company entered into a formal License Agreement. The Company will have a shareholding of 49%. Tempra Jordan's capital equity shall be paid in full by the Jordanian company. The Company has no financial obligation for any capital equipment or operations. In return for the License rights granted by the Company, Tempra Jordan shall pay the Company 10% of the gross revenue including any sub-license fees, payable quarterly, in addition to 49% of net profits.

In January of 2024, the Company entered into a Manufacturing and Product License Agreement with the largest manufacturer of Ready Meals in Jordan. During the term of this Agreement, the manufacturer shall make payments to Tempra Jordan equal to 50% of Net Profits, with a minimum per unit Royalty of 0.10 Jordan Dinars per Heater Unit sold or distributed in the Territory by the manufacturer, its affiliates and its sub-licensees.

In April of 2024, the Company signed an engagement letter with Salomon Brothers to raise $30 million to $50 million in equity on the State Stox NY Trading Market (SSNY). The planned equity raise is contingent upon the completion of the Company's audited financial statements.

On April 3rd, 2025, the Company entered into a License Agreement with a third party granting exclusive rights to sell, market, and distribute the Company's Self-Heating Food Bowl in Mexico and Venezuela. The licensee agreed to purchase no less than 12,000,000 Self-Heating Food Bowl units to be sold or distributed by the licensee. In exchange for exclusivity, the licensee agreed to pay a non-refundable license fee of $750,000 and committed to minimum annual royalty payments ranging from $1.9 million to $8.8 million over the term of the agreement. The initial term of the agreement is five years from the first commercial launch, with potential extensions. The licensee is also obligated to purchase a minimum of 1 million units per month for a period of 12 months, with advance payment required.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party convertible notes.

Debt Principal Maturities 5 Years Subsequent to Fiscal Year 2026

Year	Amount
2027	12,940,892
2028	-
2029	-
2030	-
2031	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 122,000,000 common shares with a par value of $0.001 per share. 26,051,782 were issued and outstanding as of March 31st, 2025 and 26,051,992 were issued and outstanding as of March 31st, 2026.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 3,000,000 preferred shares with a par value of $0.001 per share. No preferred shares have been issued or outstanding to date.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: As of March 31st, 2026, no dividends had been declared.

Conversion: Noteholders have the right to convert notes into common stock at a rate of 1 to 1 ($1.00/share) at the discretion of the noteholder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 27, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.